Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

August 10, 2007

ELECTRONIC FILING

Mr. H. Roger Schwall
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #17-2007 Program (the “Program”) Registration Statement on Form S-1 Filed June 27, 2007 SEC File No. 333-144070

Dear Mr. Schwall:

Enclosed for filing is Pre-Effective Amendment No. 1 to the Program’s Registration Statement. Also, this letter is in response to comments made in your letter dated July 26, 2007 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide our response. The responses in this letter are based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, all references in our responses to pages or sections of the prospectus are to the form of prospectus included in Pre-Effective Amendment No. 1.

Form S-1 Filed June 27, 2007

General

1.	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

Parallel changes to all disclosures affected by your comments have been made in Pre-Effective Amendment No. 1 to the Registration Statement.

2.	Please submit all written sales materials proposed to be transmitted to prospective investors orally or in writing. Please be aware that we will need time to review these materials.

The Program acknowledges your comment. All written sales materials that will be transmitted to prospective investors orally or in writing will be submitted supplementally with the staff.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

Risk Factors, page 16

Risk Associated with Marcellus Shale, page 16

3.	Please revise the caption to reference the risks associated with the Marcellus Shale.

                 In response to the staff’s comment, the Program has revised the caption to reference the risks associated with the Marcellus Shale on page 13 of Pre-Effective Amendment No. 1 as follows:

“~~Risk Associated with Marcellus Shale~~The Managing General Partner Has Limited Experience in Drilling Wells to the Marcellus Shale, Less Information Regarding Reserves and Decline Rates in the Marcellus Shale Than the Other Primary Areas and Wells Drilled to the Marcellus Shale Will Be Deeper, More Expensive and More Susceptible to Mechanical Problems in Drilling and Completing Than Wells in the Other Primary Areas. ~~Although the wells drilled by the partnerships to the Marcellus Shale are classified as development wells,~~ The managing general partner has limited experience in drilling development wells to the Marcellus Shale. To date, the managing general partner has drilled three wells to the Marcellus Shale, which have been completed as productive, but have been producing for only a short period of time. Also, other operators in the Appalachian Basin have limited experience in drilling wells to the Marcellus Shale. Thus, the managing general partner has much less information with respect to the ultimate recoverable reserves and the production decline rate in the Marcellus Shale than it does in the other three primary areas as described in “Proposed Activities - Primary Areas.” Also, ~~many of~~ the wells to be drilled in the Marcellus Shale will be drilled deeper than in the other primary areas, which makes the Marcellus Shale wells more expensive to drill and complete as described in “Compensation - Drilling Contracts.” ~~and~~ Wells drilled to the Marcellus Shale also will be more susceptible to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore. ~~Also~~In addition, the fracing of the Marcellus Shale ~~is~~ will be more extensive and complicated than fracing the geological formations in the other three primary areas.

4.	Revise the text to remove the mitigating clause, "Although the wells drilled by the partnership to the Marcellus Shale are classified as development wells."

In response to the staff’s comment, the program has revised the text to remove the mitigating clause, as set forth in the response to comment 3. However, the program has still noted that the wells are development.

Capitalization and Source of Funds and Use of Proceeds, page 36

5.
We note that the managing general' partner's capital contribution "must be at least 25% of all capital contributions." Please briefly discuss, or cross-reference, what would cause the managing general partner's capital contribution to exceed 25% of all the capital contributions.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

In response to the staff’s comment, the Program has revised the “Capitalization and Source of Funds and Use of Proceeds - Source of Funds” section on page 32 of Pre-Effective Amendment No. 1 as follows:

“Thus, the total amount available to a partnership will not be less than approximately $2.5 million if 200 units are sold ranging to not less than approximately $500 million if 40,000 units are sold. The managing general partner’s capital contribution could exceed 25% of all capital contributions based on the percentage of costs that are considered equipment costs as compared with intangible drilling costs because the managing general partner will pay all equipment costs in excess of 10% of the subscription proceeds of you and the other investors, may be a greater percentage of the total costs of drilling and completing the wells than anticipated, and equipment costs may increase from time-to-time at a greater rate than the intangible drilling costs that are paid by you and the other investors.”

Managing General Partner Capital, page 38

6.
Please explain why you estimated the lease costs based on the estimated number of net wells that will be drilled with the amount of available subscription proceeds. We note that the managing partner believes that the estimated lease cost is less than the fair market value of the leases, as noted on page 42. Explain the basis for such belief.

The managing general partner used the estimated number of net wells that will be drilled because the lease costs are proportionately reduced to the working interest in the gross wells.

Also, the Program has revised the “Compensation - Lease Costs” section on page 38 of Pre-Effective Amendment No. 1 as follows:

“…Also, the managing general partner has averaged the cost of all of its leases to arrive at the average lease cost of $11,310 per prospect, which the managing general partner believes is less than fair market value based on information it has concerning lease costs of third-party operators in the Appalachian Basin…”

Drilling Contracts, page 42

7.	Explain why the fee per well for administration and oversight at the Marcellus Shale primary area exceeds by $30,000 the fee per well in other areas.

In response to the staff’s comments, the Program has explained why the fee per well for administration and oversight at the Marcellus Shale primary area exceeds by $30,000 the fee per well in the other areas. The “Compensation - Drilling Contracts” section beginning on page 38 of Pre-Effective Amendment No. 1 has been revised as follows:

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

“Each partnership will enter into the drilling and operating agreement with the managing general partner to drill and complete that partnership’s wells for an amount equal to the sum of the following items: (i) the cost of permits, supplies, materials, equipment, and all other items used in the drilling and completion of a well provided by third-parties, or if the foregoing items are provided by affiliates of the managing general partner, then those items will be charged at competitive rates; (ii) fees for third-party services; (iii) fees for services provided by the managing general partner’s affiliates, which will be charged at competitive rates; (iv) an administration and oversight fee of $15,000 per well, which is $45,000 per well in the Marcellus Shale primary area in western Pennsylvania, which will be charged to you and the other investors as part of each well’s intangible drilling costs and the portion of equipment costs paid by you and the other investors; and (v) a mark-up in an amount equal to 15% of the sum of (i), (ii), (iii) and (iv), above, for the managing general partner’s services as general drilling contractor. Notwithstanding, if the managing general partner drills a well for a partnership that it determines is not an average well in the area because of the well’s depth, complexity associated with either drilling or completing the well or as otherwise determined by the managing general partner, the administration and oversight fee for the well described in §4.02(d)(1)(iv) of the partnership agreement may be increased to a competitive rate as determined by the managing general partner. In this regard, the managing general partner has determined that the administration and oversight fee for a well drilled to the Marcellus Shale should be higher than the wells drilled in the other primary areas in western Pennsylvania, because a well drilled to the Marcellus Shale will be drilled substantially deeper, which makes the well more complex to drill and complete and takes a longer period of time to drill and complete. In addition, based on those factors the managing general partner has determined that an additional charge of $30,000 per well is reasonable and competitive.”

Per Well Charges, page 45

8.	We note that the managing general partner will be reimbursed for "all the direct expenses" it incurs on behalf of the partnership. Please identify such direct expenses.

In response to the staff’s comments, the Program has identified the direct expenses it expects to incur on behalf of the partnerships in the “Compensation - Per Well Charges” section on page 41 of Pre-Effective Amendment No. 1 as follows:

“Under the drilling and operating agreement the managing general partner, as operator of the wells, will receive the following compensation from each partnership when the wells begin producing natural gas or oil:

•	reimbursement at actual cost for all direct expenses incurred on behalf of the partnership; and

•	well supervision fees at a competitive rate for operating and maintaining the wells during producing operations.

 Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

The direct expenses are third-party expenses such as water hauling and chart calibration.”

Officers, Directors, and Other Key Personnel of Managing General Partner, page 69

9.	In Mr. Jones' biography, indicate the percentage of his time that he will devote to the general partner and affiliated entities as you have done for the other officers and directors.

In response to the staff’s comments, the Program has revised the “Management” section on page 66 of Pre-Effective Amendment No. 1 to indicate the percentage of time that Mr. Jones will devote to the managing general partner and its affiliates as follows:

“…Mr. Jones devotes approximately 50% of his professional time to the business and affairs of the managing general partner, Atlas America, ATN and Atlas Energy Management, Inc.”

10.
If material, rather than indicating that the information will be provided "on request," expand the disclosure regarding the management of the named affiliates to provide the referenced biographical information. For example, it appears that the information regarding Atlas Management would be meaningful, given the arrangements described on pages 76-78.

In response to the Staff’s comment, the Program has expanded the disclosure regarding the management of the named affiliates to provide the referenced biographical information. We will add biographical information for the following individuals:

•	Edward E. Cohen;

•	Jonathan Z. Cohen;

•	Carlton M. Arrendell;

•	William R. Bagnell;

•	Donald W. Delson;

•	Nicholas DiNubile;

•	Dennis A. Holtz;

•	Harmon S. Spolan;

•	Richard D. Weber;

•	Lisa Washington;

•	Walter C. Jones;

•	Ellen F. Warren; and

•	Bruce M. Wolf.

This additional biographical information will cover all of the officers and directors of Atlas America, Atlas Energy and Atlas Management that is not previously disclosed with respect to the managing general partner.

Organizational Diagram and Security Ownership of Beneficial Owners, page 72

11.
In the introductory paragraph, please clarify the relationship of Atlas Resources, LLC, Managing General Partner with the partnerships. Also revise the chart as necessary. The solid line linking the managing general partner and the partnerships suggests that their relationship is similar to the relationship of the other similarly linked entities.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

In response to the staff’s comments, the Program has clarified the relationship of Atlas Resources, LLC, as Managing General Partner with the partnerships. The “Management - Organizational Diagram and Security Ownership of Beneficial Owners” section on page 68 of Pre-Effective Amendment No. 1 has been revised as follows:

“Atlas America owns approximately 81% of the limited liability company interests of ~~Atlas Energy Resources, LLC~~ATN, which owns 100% of the limited liability company interests of Atlas Energy Operating Company, LLC, which owns 100% of the limited liability company interests of AIC, LLC, which owns 100% of the limited liability company interests of Atlas Resources, LLC, the managing general partner of the three partnerships composing the Atlas Resources Public #17-2007 Program. The three partnerships are Atlas Resources Public #17-2007(A) L.P., Atlas Resources Public #17-2008(B) L.P. and Atlas Resources Public #17-2008(C) L.P.

See “- Managing General Partner and Operator” above regarding the private placement of ~~Atlas Energy Resources, LLC~~ATN’s common units. If the institutional investors convert their Class D units to common units (i.e., limited liability interests), then Atlas America’s ownership in ATN will be reduced to approximately 61%.

The officers and directors of Atlas America and Atlas Energy Resources, LLC are set forth below. The directors of AIC, LLC are Jonathan Z. Cohen, Michael L. Staines, and Jeffrey C. Simmons. The biographies of Messrs. Staines and Simmons are set forth above.”

12.	Advisewhy you included the chart on page 74 illustrating Atlas Resources Public #16-2007(A) L.P. and (B) L.P. relationship with Atlas America Inc.

The Commonwealth of Pennsylvania required this disclosure in Atlas Resources Public #16-2007 Program. In light of the narrative insert in the introductory paragraph to “Management - Organizational Diagram and Security Ownership of Beneficial Owners” described in the response to comment 11, this chart has been deleted in Pre-Effective Amendment No. 1.

Remuneration of Officers and Directors, page 76

13.
Please clarify whether officers or directors of the managing partner will receive any remuneration from the partnerships. We note the statement indicating that they will not receive "any direct remuneration."· Please explain the meaning of the term "direct" in this context. Also explain the meaning of the statement "the partnerships do not directly employ any persons" under "Code of Business Conduct and Ethics." In this regard, we refer you to the disclosure on page 66·under "Managing General Partner and Operator" where you disclose that the partnerships have ''no officers, directors or employees."

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

In response to the staff’s comments, the Program has clarified that officers and directors of the managing partner will not receive any remuneration from the partnerships. The “Management - Remuneration of Officers and Directors” section on page 73 of Pre-Effective Amendment No. 1 has been revised as follows:

“No officer or director of the managing general partner will receive any ~~direct~~ remuneration or other compensation from the partnerships. These persons will receive compensation solely from affiliated companies of the managing general partner.”

Also, the “Management - Code of Business Conduct and Ethics” section on page 73 of Pre-Effective Amendment No. 1 has been revised as follows:

“Because the partnerships do not ~~directly~~ employ any persons, the managing general partner has determined that the partnerships will rely on a Code of Business Conduct and Ethics adopted by Atlas America, Inc. and/or ~~Atlas Energy Resources, LLC~~ATN that applies to the principal executive officer, principal financial officer and principal accounting officer of the managing general partner, as well as to persons performing services for the managing general partner generally. You may obtain a copy of this Code of Business Conduct and Ethics by a request to the managing general partner at Atlas Resources, LLC, ~~311 Rouser Road,~~ Westpointe Corporate Center One, 1550 Coraopolis Heights Road, 2nd Floor, Moon Township, Pennsylvania 15108.”

Transactions with Management and Affiliates, page 76

14.	Please further expand to clarify, if correct, that only a portion of the amounts reimbursable to Atlas America will be attributable to services that will be provided to the partnerships.

In response to the staff’s comment, the Program has further clarified that only a portion of the amounts reimbursable to Atlas America will be attributable to services that will be provided to the partnerships. In this regard, the “Management - Transactions with Management and Affiliates” section on page 73 of Pre-Effective Amendment No. 1 has been revised as follows:

“Beginning with the 2007 calendar year, the management fee of 7% of subscription funds raised will be paid to ~~Atlas Energy Resources, LLC~~ATN. Only a portion of the amounts reimbursable to ATN will be attributable to services that will be provided to the partnerships. Additionally, in connection with the initial public offering of ~~Atlas Energy Resources, LLC~~ATN described above, ~~Atlas Energy Resources, LLC~~ATN, Atlas Energy Operating Company, LLC and Atlas Management entered into a management agreement. The management agreement provides that Atlas Management will manage ~~Atlas Energy Resources, LLC~~ATN’s business affairs under the supervision of ~~Atlas Energy Resources, LLC~~ATN’s board of directors (the “board”)…”

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

15.
When known, please describe the policies and procedures you will implement for the review, approval, or ratification of related party transactions. Discuss the standards that will be applied pursuant to the policies and procedures. Also identify the types of transactions that will be covered by the policies and procedures and the persons or groups of persons who will be responsible for applying the policies and procedures. State whether the policies and procedures will be in writing and, if not, how the policies and procedures will be evidenced. See Item 404(b) of Regulation S-K.

The partnerships’ policies and procedures for reviewing, approving or ratifying related party transactions with the managing general partner are set forth in the partnership agreement. See Section 4.03(d) “Transactions with the Managing General Partner” of the partnership agreement. In this regard, the partnerships consider related party transactions to be certain transactions between the partnerships and the managing general partner or its affiliates as identified in the partnership agreement. Also, the officers of the managing general partner are responsible for applying the partnerships’ policies and procedures set forth in the partnership agreement, particularly Section 4.03 (d) of the partnership agreement, with respect to transactions between the partnerships and the managing general partner and its affiliates, just as they are responsible for applying all of the other provisions of the partnership agreement.

Marcellus Shale Geological Formation in Western Pennsylvania, page 86

16.	Explain the term "a large frac treatment."

The “Proposed Activities - Primary Areas of Operations - Marcellus Shale Geological Formation in Western Pennsylvania” section on page 83 of Pre-Effective Amendment No. 1 has been revised as follows:

“…This shale is referred to as a ‘resource shale’, which means hydrocarbons are generated in the formation. Porosities and permeabilities in this shale are very low, so ~~for the well to be productive and~~ to unlock the hydrocarbons and make the well productive a large frac treatment must be performed. For example, a typical frac treatment for an Upper Devonian Sandstone reservoir well in the Fayette County area would consist of approximately 200,000 pounds of sand and 4,000 barrels of water as compared with an average large Marcellus frac treatment of approximately 1,000,000 pounds of sand and 20,000 barrels of water.”

Signature page

17.	Please provide the signature of the principal accounting officer or controller.

Ms. Nancy McGurk, the Chief Accounting Officer of the managing general partner, has been added to the signature page.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 10, 2007

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

Very truly yours, KUNZMAN & BOLLINGER, INC. Wallace W. Kunzman, Jr.

cc:	Mr. Jack Hollander Mr. Justin Atkinson